77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of The BlackRock Pennsylvania Strategic Municipal Trust (the "Fund") held on Thursday, March 12, 2015, the results were as follows:

1(A). The common shareholders and preferred shareholders of the Fund are being asked to approve an Agreement and Plan of Reorganization between the Fund and BlackRock MuniYield Pennsylvania Quality Fund and the transactions contemplated therein, including the termination of the Fund's registration under the Investment Company Act of 1940 and the Fund's liquidation, dissolution and termination in accordance with its agreement and declaration of trust and Delaware law.

With respect to the Proposal, the shares of the Fund were voted as follows:

For	Against	Abstain
1,093,290	45,660	25,272

1(B). The preferred shareholders of the Fund are being asked to approve an Agreement and Plan of Reorganization between the Fund and BlackRock MuniYield Pennsylvania Quality Fund and the transactions contemplated therein, including the termination of the Fund's registration under the Investment Company Act of 1940 and the Fund's liquidation, dissolution and termination in accordance with its agreement and declaration of trust and Delaware law.

With respect to the Proposal, the shares of the Fund were voted as follows:

For	Against	Abstain
163	-	-